SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   March 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.



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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Presents the "Improved Skyhawk" - The Advanced Trainer Platform for the Israeli Air Force dated March 3, 2005.



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                                                                          ITEM 1


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Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Presents the "Improved Skyhawk" - The Advanced Trainer Platform for the Israeli Air Force

Thursday March 3, 2:34 am ET

- The "Roll-Out" Ceremony Introducing the Prototype Will Take Place at the 'Hazerim' Air Force Base

NETANYA, Israel, March 3 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADI - News) today announced that it has successfully completed the prototype of the avionic upgrade project for the A-4 "Skyhawk" for the Israeli Air Force. Today, during the afternoon, the ceremony presenting the prototype for the first time, will take place in the Israeli Air Force base in Hazerim.

RADA won its first A-4 "Skyhawk" contract with the Israeli Air Force in January 2003, for the supply of the ACE-II system for advanced debriefing. The system operates in conjunction with a ground system that shows the pilot his flight performance in video and three-dimensional graphics. At the beginning of 2004, the project, led by RADA, turned into a full avionics system upgrade. The upgrade program includes design and installation of a Ring Laser Gyro (RLG) and Global Positioning System (GPS) based navigation system, Head-Up Display (HUD) units, weapons management and control systems, and an advanced display and control system for the pilot. In the project, all Skyhawk jets used by the Israeli air force will be upgraded, half are single-seater models and the remainder are twin-seater models.

The Israeli Air Force recognizes the importance of advanced debriefing system, which enables better and more efficient training program for pilots, and always ensures that it uses the best debriefing systems available. Today, a significant portion of fighter jets used by the Israeli Air Force are equipped with debriefing systems made by RADA. The new F-16I squadrons of the Israeli Air Force are also equipped with the "Reality" system, one of the most advanced debriefing systems made by RADA.

Adar Azancot, RADA's Chief Executive Officer commented: "The selection of RADA, for performing an upgrade project, by the Israeli Air Force is proof of its trust in RADA - both its people and its products. We are proud to be partners in such a special event for the defense industry, in which the first upgraded prototype jet will be presented and will be known from now on as "The Improved Skyhawk". The performance of the jet, as test-flights have proved so far, will guarantee that also in the future, the Air Force Flight Academy will have the best and most advanced jets for training the Israeli pilots of tomorrow."

In the upgrade program, RADA co-operated with the LAHAV division of Israel Aircraft Industries. IAI will also be maintaining these jets during their use by the Israeli Air Force. In addition, other Israeli companies including Nir Or and Vectop have been working with RADA, as subcontractors, on the program. Vectop, whose assets were recently acquired by RADA, is engaged in the design, development and marketing of electro-optic and debriefing equipment. It was the supplier of the camera for the Head-Up Display units.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 110 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Electro optic cameras for a/c and armored vehicles.



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Note: Certain statements in this press release are "forward-looking statements"
within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact: Elan Sigal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com
    Investor Relations Contact:
    GK International
    Ehud Helft / Kenny Green
    Tel: +1-866-704-6710
    kenny@gk-biz.com / ehud@gk-biz.com



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                   (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: March 3, 2005